UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._________*)

Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

293859104
(CUSIP Number)

Christian Scharosch, Bicknell Family Holding Company, LLC, 5700 W 112th St. Suite 500, Overland Park, KS 66211
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

3/28/2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l 3D, and is filing this schedule because of §§240.l 3d- l (e), 240. l 3d-I (f) or 240. l 3d-l (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a
currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 293859104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bicknell Family Holding Company, LLC
I.R.S. Identification Number 26-0534255

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization

Delaware USA

Number of Shares Beneficially by Owned by Each Reporting Person With

7.	Sole Voting Power	3,002,503 shares
8.	Shared Voting Power	0 shares
9.	Sole Dispositive Power	3,002,503 shares
10.	Shared Dipositive Power	0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,002,503

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11)
65.3%

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 293859104

3.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Martin Christopher Bicknell

4.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially by Owned by Each Reporting Person With

7.	Sole Voting Power	500,499 shares
8.	Shared Voting Power	3,002,503 shares
9.	Sole Dispositive Power	500,499 shares
10.	Shared Dipositive Power	3,002,503 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,503,002

15.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

16.	Percent of Class Represented by Amount in Row (11)
76.2%

17.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $ 0.001 per share (“Common Stock”), of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc., a Maryland corporation and a non-diversified, closed-end management investment fund (“TSIFX” or the “Issuer”). The principal executive offices of the Issuer are located at 11550 Ash Street, Suite 300, Leawood, KS 66211.

Item 2. Identity and Background

(a)-(c) and (f)

The names of the persons filing this statement on Schedule 13D are: Bicknell Family Holding Company, LLC, a Delaware limited liability company (“BFHC”) and Mr. Martin Christopher Bicknell (“Mr. Bicknell”) (each, a “Reporting Person” and together, the “Reporting Persons”).

Mr. Bicknell is the Elected Manager of BFHC, and thus, a controlling person of BFHC.

The principal business address of BFHC and Mr. Bicknell is 5700 W 112th Street, Suite 500, Overland Park, KS 66211.

The principal business of BHFC is that of a family office holding company.

The principal business of Mr. Bicknell is acting as Elected Manager of BHFC and as CEO of Mariner Holdings, LLC, which is majority owned by BFHC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein at an aggregate cost of $35,000,000. The funds used to purchase the shares of Common Stock were obtained from investment income.

Item 4. Purpose of Transaction

BFHC seeks to acquire ownership positions and/or investments in companies and products that it believes are attractive, and all of the shares of Common Stock reported as being beneficially owned by the Reporting Persons in this Schedule 13D were acquired for investment purposes. BFHC’s acquisition of the shares also relates to the January 31, 2018 sale by a BFHC subsidiary of its interests in Tortoise Capital Advisors, LLC. Neither of the Reporting Persons have any intention to acquire additional Common Stock from the Issuer (although both Reporting Persons may acquire interests in other Tortoise managed products). Further, the Reporting Persons have no intention of exercising control over the Issuer or seeking to influence the management of the Issuer. However, the Reporting Persons may, from time to time and consistent with its approach to all of its investments, communicate with members of the Issuer’s board of directors or management, other holders of shares of Common Stock or other persons regarding the Issuer’s operating and financial performance. The Reporting Persons frequently monitor their investments and, therefore, reserve the right to, and plan to, at the appropriate time in the future (as determined in their sole and absolute discretion), dispose of shares of Common Stock, depending upon market conditions.

Except as set forth herein, none of the Reporting Persons have any plans or proposals related to or which would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons collectively beneficially own 3,503,002 shares of Common Stock representing 76.2% of the outstanding shares of Common Stock.

BFHC individually owns 3,002,503 shares of Common Stock representing 65.3% of the outstanding shares of Common Stock.

Mr. Bicknell individually owns 500,499 shares of Common Stock representing 10.9% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentages are based 4,595,442 shares of Common Stock outstanding as of June 26, 2018, based on information provided to the Reporting Persons by the Issuer.

(b) Mr. Bicknell has sole power to vote or direct the vote of as well as dispose or direct the disposition of the 500,499 shares of Common Stock. Mr. Bicknell has shared power to vote or direct the vote of as well as dispose or direct the disposition of the 3,002,503 shares of Common Stock.

BFHC has sole power to vote or direct the vote of as well as to dispose or direct the disposition of the 3,002,503 shares of Common Stock.

(c) Except as set forth in Item 6 below, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please refer to Item 4.

Accounts holding the shares of Common Stock owned by BFHC have been pledged to UMB Bank, N.A. (the “Lender”) as collateral for a line of credit made by the Lender to BFHC. BFHC may not sell, transfer or otherwise dispose of securities held in the pledged accounts without the prior written consent of Lender. In addition, the line of credit documents contain standard default provisions, which provide that the Lender may, as one of its available remedies, take possession or control of the pledged accounts, including the Common Stock held in such accounts, in the event of default by BFHC, subject to the terms and conditions of the line of credit documents.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1—Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2018	Bicknell Family Holding Company, LLC

	By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

/s/ Martin C. Bicknell
Martin C. Bicknell

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT